Cedar Fair, L.P. Press Release

One Cedar Point Drive

Sandusky, Ohio 44870-5259

To Our Unitholders:

The following press release, which was distributed to the financial news media on November 6, 2000, is also being sent directly to our unitholders so that you may have the benefit of the complete text.

Richard L. Kinzel, President and Chief Executive Officer

Cedar Fair, L.P. Reports Record Revenues and EBITDA for the Third Quarter of 2000

SANDUSKY, OHIO, November 6, 2000-- Cedar Fair, L.P. (NYSE: FUN), a publicly traded partnership which owns and operates five amusement parks and four water parks, today announced an 11% increase in 2000 third-quarter revenues and a 10% increase in earnings before interest, taxes, depreciation and amortization (EBITDA), before one-time charges for revising its partnership agreement.

Net revenues for the quarter ended September 24, 2000 increased 11% to $266.8 million from $240.7 million in 1999, and EBITDA increased 10% before the non-recurring charge to $135.9 million. After the $7.8 million special charge, EBITDA still increased 3% to $128.1 million from $124.1 million for the same period last year. Operating income for the period increased 1% to $109.1 million from $108.3 million, and net income, after the one-time charge and a significant rise in interest expense, decreased 2% to $94.5 million, or $1.83 per limited partner unit, from $96.2 million, or $1.83 per unit, in 1999.

Richard L. Kinzel, president and chief executive officer, explained that the operating results for the current period were significantly impacted by the $7.8 million, or $.15 per unit, of non-recurring costs related to the revision of the Partnership's general partner fee and executive compensation systems. Excluding this one-time charge, earnings per limited partner unit for the quarter would have increased 8% to $1.98. In addition, Kinzel explained that the increase in interest expense for the quarter was primarily the result of higher interest rates, as well as increased borrowings from the 1999 acquisitions of a hotel and water park in California, large unit repurchases, and significant capital expenditures at several parks for the 2000 season. All other costs as a percent of revenues have remained relatively level between years.

"Although our attendance expectations for 2000 were higher than we achieved, we are satisfied with the record third-quarter results, particularly given the unusually cool and wet weather experienced at our Pennsylvania park," said Kinzel. "At our five amusement parks, we achieved increases of 7% in in-park guest per capita spending and 17% in out-of-park revenues during the third quarter, offset slightly by a 1% decrease in combined attendance. Meanwhile, combined water park attendance nearly doubled in the third quarter on the very successful debuts of our two new California water parks."

Commenting on results through the first nine months of the year, Kinzel said, "The new rides, attractions and resort facilities we added for 2000 generated solid returns and strong guest satisfaction, even though we had less-than-ideal weather throughout much of the season at our seasonal parks." Through the first nine months of 2000, net revenues were up 7% over last year on a 7% increase in in-park guest per capita spending and an 11% increase in out-of-park revenues. These gains were offset slightly by a 2% decrease in combined attendance between years. Over this same period, EBITDA, excluding the one-time charge in 2000, has increased 5% between years.

Kinzel explained that virtually all of Cedar Fair's revenues from its seasonal parks are realized during a 130-day operating season beginning in early May, with the major portion concentrated in the peak vacation months of July and August. Knott's Berry Farm is open year-round but also operates at its highest level of attendance during the third quarter of the year.

Cedar Fair's five amusement parks are Cedar Point, located on Lake Erie between Cleveland and Toledo; Knott's Berry Farm near Los Angeles in Buena Park, California; Dorney Park & Wildwater Kingdom near Allentown, Pennsylvania; Valleyfair near Minneapolis/St. Paul; and Worlds of Fun/Oceans of Fun, located in Kansas City, Missouri. The Partnership's water parks are located in Sandusky, Ohio; Kansas City, Missouri; Chula Vista, California, near San Diego; and Buena Park, California. Cedar Fair also operates Knott's Camp Snoopy at the Mall of America in Bloomington, Minnesota under a management contract.

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